October 11, 2005

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

RE:	Metaldyne Corporation (the “Company”)
Form 10-K for the fiscal year ended January 2, 2005
File No. 001-12068

Ladies and Gentlemen:

In response to your letter to Metaldyne Corporation (the “Company”) dated September 29, 2005 relating to the above referenced filing the Company files this letter via EDGAR. Five copies of this letter will be delivered by hand to Jean Yu for the Staff’s convenience. Set forth below are the Staff’s comments contained in your letter and immediately below each comment is the Company’s response with respect thereto. It is the Company’s intention to make any necessary changes in filings beginning with the fiscal 2005 10-K once the Staff completes its review of our responses.

Form 10-K for the fiscal year ended January 2, 2005

Note 20 – Supplementary Cash Flow Information, page 77

1.

You indicate in your response to prior comment number 5 the reason why you did not include the reacquisition costs, write-off of previously leased equipment and the related deferred loss on sale leaseback in your original impairment analysis was due to the fact that the facilities were still in operation at the end of December 31, 2003 and as such, the criteria outlined in paragraph 30 of SFAS No. 144 (i.e., board approval) had not been met to classify such assets held for sale. We note rather you evaluated your owned assets for recoverability under the provisions of paragraph 8 of SFAS No. 144 which resulted in an impairment charge of $7.6 million. According to paragraph 3 of SFAS No. 144, long lived assets of an entity to be held and used or to be disposed of, also include capital leases of lessees and long lived assets of lessors subject to operating leases. Although your leased assets were a part of a lease contract that was still in existence as of the end of 2003 for which the Company had not reached the “cease-use” date, it does not preclude such long-lived assets from being evaluated under paragraph 8 of SFAS No. 144. In this regard, please explain in detail why your original impairment analysis of your long-lived assets did not include your leased assets and provide us with the relevant literature which supports your accounting treatment. We may have further comment upon receipt of your response.

Response: As you indicated in your question above, the impairment analysis completed at the end of fiscal 2003 recognized the write-down of the owned fixed assets in accordance with the guidance provided under SFAS No. 144. These owned assets included the Bedford facility that was subsequently leased to the acquirer. With respect to the remaining assets subject to the operating leases, paragraph 3 of SFAS No. 144 “applies to long lived assets of an entity to be held and used or to be disposed of, including (a) capital leases of lessees and (b) long-lived assets of lessors subject to operating leases....” The leases related to the loss incurred in the first quarter of 2004 pertain to equipment at the Bedford Heights and Rome facilities and were accounted for as operating leases on the Company’s books. Since these leases did not represent capital leases and the Company was not an owner of long-lived assets subject to an operating lease as lessor, we deemed paragraph 3 to be inapplicable in our impairment analysis performed in the fourth quarter of fiscal 2003 with respect to the assets subject to operating leases at these facilities. We have discussed this matter with our auditors, KPMG LLP, who have consulted with their national office and they concur.

SFAS No. 144 is applicable to the owned assets and the $2 million deferred loss on the sale leaseback related to the operating leases. In connection with the sale of the two facilities, the Company received proceeds in 2004 from the acquiring company of approximately $4.1 million in addition to the proceeds received for inventories sold to the acquirer. Accounts receivable, accounts payable and other working capital items were retained by the Company. As the consideration received from the acquiring company was in excess of the deferred loss on sale leaseback, i.e., prepaid assets, there was no additional deemed loss of long-lived assets in accordance with paragraph 8 of SFAS 144 as of December 28, 2003 and the loss on the leased equipment was appropriately recognized in the fiscal year 2004 when the cease use date occurred in accordance with SFAS 146.

As certified under Section 906 of the Sarbanes-Oxley Act of 2002, we acknowledge our responsibility for the adequacy and accuracy of the disclosures in all filings with the SEC. In addition, we note that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this has been responsive to your request for information. We would be pleased to assist you in any further way that you might require in connection with your review. You may contact me directly at 734-354-4029.

Very truly yours, /s/ Jeffrey M. Stafeil Jeffrey M. Stafeil Executive Vice President and Chief Financial Officer

BY HAND & VIA EDGAR Cc: Timothy D. Leuliette Jonathan A. Schaffzin, Esq. Douglas S. Horowitz, Esq. Thomas M. Dono, Jr., Esq. Jean Yu